SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 19TH, 2018

DATE, TIME AND PLACE: December 19th, 2018, at 1.30 p.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. João Cox Neto; Alberto Emmanuel Carvalho Whitaker; Herculano Anibal Alves; Mario Di Mauro; Raimondo Zizza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company's Bylaws. Justified absence of Messrs. Agostino Nuzzolo; Celso Luis Loducca; Giovanni Ferigo and Piergiorgio Peluso.

BOARD: Mr. João Cox Neto - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To present the proposal of the Company’s calendar and work plansof its corporate bodies for 2019; (4) To resolve on the issuance of debentures by the Company’s subsidiary, TIM S.A.; (5) To resolve on the loan agreement to be executed between the subsidiary of the Company, TIM S.A., and Banco Nacional de Desenvolvimento Econômico e Social – BNDES, within the scope of FINAME DIRETO; (6) To resolve on the Payment Proposal of the Interest on Shareholders’ Equity (“IE”) of the Company; and (7) To resolve on agreement for the supply of services between the subsidiary of the Company, TIM S.A., and Telecom Italia S.p.A.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on December 19th, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledged on the absence of meetings held by the Control and Risks Committee (“CCR”) since the last report made by Mr. Herculano Anibal Alves, Chairman of the CCR.

(3) Acknowledged the proposal of the Company’s calendar and work plans of its corporate bodies for 2019, presented by the Board of Directors’ Chairman, Mr. João Cox Neto, according to the material presented and filed at the Company's headquarters. In accordance to the Board of Directors’ Chairman advice, Mr. Jaques Horn, Secretary, should coordinate the comments of all Board Members and consolidate and approve the agendas and work plans at the next Board of Directors' meeting.

(4.1) Approved, pursuant to Article 22, XIII of the Company's Bylaws, the first (1st) issuance of non-convertible debentures, unsecured, with an additional corporate guarantee, in a single series, for public offering with restricted placement efforts of its subsidiary TIM S.A. ("Debentures", "Issuance" and "Issuer", respectively), under a firm placement regime, pursuant to CVM Instruction 476, of January 16, 2009, as amended ("Restricted Offer" and "CVM Instruction 476", respectively), with the following terms and conditions that shall be included in the "Private Instrument of Indenture of Issuance of Non-Convertible Debentures with an Additional Corporate Guarantee, in a Single Series, for Public Offering with Restricted Placement Efforts of the First Issuance of Tim S.A. ("Indenture of Issuance"):

(I) Placement: The Debentures will be subject to public distribution, with restricted sales efforts, under the terms of CVM Instruction 476, under the firm placement regime for all the debentures granted by the Lead Underwriter (as defined below), in a total amount of one billion Reais (R$1,000,000,000.00), pursuant the terms of the “Distribution Agreement  for TIM S.A´s First Issuance with Restricted Efforts of Unsecured, Non-Convertible Debentures with an Additional Corporate Guarantee under a Firm Placement” (“Distribution Agreement”), with the intermediation of the financial institution Banco Itaú BBA S.A. (“Lead Underwriter”), to be entered into by and between the Issuer and the Lead Underwriter. The Restricted Offer shall be offered to Professional Investors, as defined in article 9-A of CVM Instruction 539, of November 13, 2013, as amended (“Professional Investors” and “CVM Instruction 539”, respectively), observing that the investment funds and managed portfolios of securities whose investment decisions are made by the same manager will be considered as a single investor, as per article 3, I of CVM Instruction 476, which may jointly access a maximum of seventy-five (75) Professional Investors; subscription and acquisition is allowed but only to a maximum of fifty (50) Professional Investors . The Issuance will follow the procedure described in CVM Instruction 476, in observance of the limitations of this Instruction  and Brazilian Corporate Law.

(II) Form of Subscription and Payment and Payment Price: The Debentures will be subscribed and paid through the Asset Distribution Module - MDA ("MDA"), managed and operated by B3 S.A. Brasil, Bolsa, Balcão - Segmento CETIP UTVM ("B3"), by a maximum of fifty (50) Professional Investors, in cash, at the time of subscription, in local currency at the Unitary Par Value (as defined below in item IV), according to the terms and conditions to be established in the Indenture of Issuance. The Debentures will be subscribed at their Unitary Par Value, provided that if the Debentures are paid in in more than one date, the Payment Price (as defined below) for the Debentures that are paid in after the First Payment Date (as defined below in item IX) will be the Unitary Par Value of the Debentures, plus the Interest Yield (as defined below in item IX), calculated pro rata temporis from the First Payment Date until the date of its effective payment ("Payment Price"). At the sole discretion of the Lead Underwriter, the Debentures may be placed with premium or negative goodwill, to be defined, if applicable, at the time of subscription and payment of the Debentures, provided that equal treatment is guaranteed to all Debentures;

(III) Total Issuance Value: The aggregate amount of the Issuance will be one billion Reais (R$1,000,000,000.00) on the Issuance Date (as defined below in item VI);

(IV) Unitary Par Value: The unitary par value of the Debentures, on the Issuance Date, will be ten thousand Reais (R$10,000.00) ("Unitary Par Value");

(V) Type: The Debentures will be unsecured, with an additional corporate guarantee granted by the Company, pursuant to article 58 of the Brazilian Corporate Law, thus not granting any special or general privilege to its holders, nor specifying assets to guarantee eventual judicial enforcement;

(VI) Issuance Date: For all legal purposes, the issuance date of the Debentures will be January 15, 2019 ("Issuance Date");

(VII) Term of Duration and Due Date: The term of duration of the Debentures shall be eighteen (18) months counted from the Issuance Date, therefore their due date shall be on July 15, 2020 (Due Date"). Except in case of Optional Early Redemption (as defined below in item X), optional early redemption offering for all Debentures and/or acceleration of the obligations arising from the Debentures, pursuant to the terms of the Indenture of Issuance;

(VIII) Payment of the Unitary Par Value: Notwithstanding any Optional Early Redemption, Extraordinary Amortization (as defined below in item XI), optional early redemption offering for all Debentures and/or acceleration of the obligations arising from the Debentures, in accordance with the terms of the Indenture of Issuance, the payment of the Unitary Par Value or the remaining balance of the Unitary Par Value of the Debentures, as the case may be, shall be made in one (1) single installment on the Due Date;

(IX) Interest Yield: (i) monetary adjustment: the Unitary Par Value of the Debentures will not be monetarily adjusted; and (ii) interest: The Unitary Par Value or the remaining balance of the Unitary Par Value, as the case may be, will bear interest equivalent to one hundred and four point one percent (104.10%) of the accumulated variation of the average daily interbank deposit rate (DI), expressed as an annual percentage, considering a year of two hundred and fifty-two (252) business days, calculated and published daily by the B3 in its daily release available on its website (www.b3.com.br) ("DI Rate" and "Interest Yield", respectively), calculated exponentially and cumulatively pro rata temporis for business days elapsed since the date of first payment ("First Payment Date") or the immediately preceding Interest Yield payment date, as the case may be, up to the date of the effective payment. Without prejudice to payments due to the Optional Early Redemption, Extraordinary Amortization, optional early redemption offering for Debentures and/or acceleration of the obligations arising from the Debentures, under the terms set forth in the Indenture of Issuance, the Interest Yield shall be paid every six months period, on the 15th of January and July of each year, as of the Issuance Date, with the first payment due on July 15, 2019 and the last payment on the Due Date. The Interest Yield will be calculated according to the formula set forth in the Indenture of Issuance;

(X) Optional Early Redemption: The Issuer may, at its sole discretion, perform, as of the twelfth (12th) month counted from the Date of Issuance, excluded the latter, the optional early redemption of all Debentures (the partial redemption being forbidden), with the consequent cancellation of such Debentures ("Optional Early Redemption"), under the terms and conditions to be provided in the Indenture of Issuance;

(XI) Optional Extraordinary Amortization: The Issuer may, at its sole discretion, perform, at any time, extraordinary amortizations of the Unitary Par Value or the remaining balance of the Unitary Par Value of the Debentures ("Extraordinary Amortization"), under the terms and conditions to be provided in the Indenture of Issuance and item XII below;

(XII) Extraordinary Amortization Conditions: The Extraordinary Amortization will be carried out by means of publication of a notice to be widely disclosed under the terms of the Indenture of Issuance, or sending a notice to the Debenture holders, with a copy to the Fiduciary Agent, with a minimum the term to be provided in the Indenture of Issuance to the effective date of the Extraordinary Amortization, which shall indicate (i) the effective date for the Extraordinary Amortization and payment to the Debenture holders; and (ii) other information required to perform the Extraordinary Amortization. The amount to be paid to the Debenture holders related to the Extraordinary Amortization will be equivalent to the portion of the Unitary Par Value’s remaining balance to be amortized, limited to ninety-eight percent (98%) of the Unitary Par Value’s remaining balance, plus the Interest Yield, calculated pro rata temporis, from the First Payment Date or the payment date of the Interest Yield immediately preceding, as the case may be, until the date of the Extraordinary Amortization.

(XIII) Optional Early Redemption Offer: The Issuer may, as of the Issuance Date, excluded the latter, carry a partial or total optional early redemption offer for the Debentures, with the consequent cancellation of such Debentures, which shall be addressed to all Debenture holders, with no distinction, ensuring equal conditions to all Debenture holders to accept the early redemption of the Debentures they possess, in accordance with the terms and conditions to be provided in the Indenture of Issuance.

(XIV) Acceleration: As specified and detailed in the Indenture of Issuance, upon occurrence of certain events defined therein, the Debenture holders, represented by the Fiduciary Agent, may declare the acceleration of all obligations arising from the Debentures and demand the immediate payment by the Issuer and/or by the Company, of the Unitary Par Value or the remaining balance of the Unitary Par Value of the Debentures, as the case may be, plus the Interest Yield due until the effective payment date, calculated pro rata temporis from the First Payment Date, or the payment of the Interest Yield immediately preceding, as the case may be, until the effective payment date, without prejudice, as the case may be, to the late payment charges, and any other amounts that may be owed by the Issuer, under the terms to be established in the Indenture of Issuance, upon knowledge of the occurrence of any of the specific hypotheses to be established in the Indenture of Issuance and provided that the remedy periods are observed, as applicable; and

(XV) Guarantee: In guarantee of full compliance of all the obligations of the Issuer, provided in the Indenture of Issuance, the Debentures will have an additional corporate guarantee to be granted by the Company ("Guarantee"). The Company will grant the Guarantee in favor of the Debenture holders, obliging, jointly with the Issuer, irrevocably and irreversibly, before the Debenture Holders, as guarantor, for all Guaranteed Obligations (as defined in the Indenture of Issuance). The Guarantee will be granted in relation to the Indenture of Issuance regardless of any other guarantees granted or to be granted in the future to the Debenture Holders. The remaining terms and conditions of the Guarantee will be specified in the Indenture of Issuance.

(4.2) Approved, pursuant to Article 22, XVI of the Company's Bylaws, the granting of the Guarantee by the Company in favor of its subsidiary, TIM S.A., pursuant to the terms and conditions of the Indenture of Issuance referred in item 4.1 above, which shall remain valid in all its terms until the full compliance of the guaranteed obligations.

(4.3) The members of the Board of Officers and/or the attorneys-in-fact of the Company and TIM S.A., the latter upon approval by its competent corporate body, are hereby authorized to perform all actions and formalities necessary to carry out the above resolutions, and may hire all service providers required to perform the Issuance and Restricted Offer, including, but not limited to, the fiduciary agent, the liquidating bank, the bookkeeper and the legal counsel, all according to the material provided and filed at the Company's headquarters.

(4.4) All actions already performed by the Company's Board of Officers related to the resolutions set forth in items 4.1, 4.2 and 4.3 above are hereby ratified and approved.

(5.1) Approved, the Loan Agreement to be entered into between Agência Especial de Financiamento Industrial S.A. – FINAME, company of the BNDES System - Banco Nacional de Desenvolvimento Econômico e Social and TIM S.A., subsidiary of the Company, for exclusive use in the acquisition of new machines, equipment, industrial systems, components and automation and computing goods of national manufacture, accredited at the Credenciamento de Fornecedor Informatizado - CFI of BNDES System. The credit value of said agreement is up to R$390,000,000.00 (three hundred and ninety million Reais), with the following conditions: (i) cost of Long-Term Interest Rate ("TJLP") + basic and risk remuneration to be set by the BNDES of up to 1.44% per year (one point forty-four hundredths percent per year); (ii) grace period of up to 36 (thirty-six) months and total term of up to 192 (one hundred and ninety-two) months; (iii) the provision of surety by the Company in this loan agreement, as guarantee of the operation; and (iv) inclusion of this agreement, as an addendum to the instrument for the creation of a fiduciary assignment of receivables, entered into between the Company's subsidiary, BNDES and Citibank S.A, on July 17th, 2018, as collateral for the transaction.

It is hereby established that the aforementioned hiring will replace subcredit "B" of contract 17.2.0772.1, in the amount of R$390,000,000.00 (three hundred and ninety million Reais) and cost of Long-Term Interest Rate ("TJLP") + basic and risk remuneration of 1.95% per year (one point ninety-five hundredths percent per year) entered into between the Company and its subsidiary and BNDES, on May 2nd, 2018, and that this substitution will not result in any other additional costs to those previously contracted by the Company and its subsidiary in favor of BNDES.

(5.2) The members of the Board of Officers and/or the attorneys-in-fact of the Company and of TIM S.A., the latter upon approval by its competent corporate body, are authorized to perform all acts and take all necessary and required steps for the execution of the Loan Agreement and related documents to the operation in reference. All according to the material provided and filed at the Company's headquarters.

(6) Approved, based on the Section 46, paragraph 3, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$379,993,254.41 (three hundred and seventy-nine million, nine hundred and ninety-three thousand, two hundred and fifty-four Reais and forty-one cents) as Interest on Shareholders’ Equity ("IE"), at R$0,156997806 (zero point one, five, six, nine, nine, seven, eight, zero, six Reais) of gross value per share. The payment will be made by January 28th, 2019, without the application of any monetary restatement index, considering January 2nd, 2019 (inclusive) as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

In addition, the Board Members were informed that the payment of IE, hereby approved, is the final portion of a projection for the distribution of results in an amount of up to R$900,000,000.00 (nine hundred million Reais), approximately, as recorded in the Board of Directors’ minute of the Company, held on May 8th, 2018 and Material Fact disclosed to the market at the same date, to be attributed to the mandatory minimum dividend of the fiscal year to be ended on December 31st, 2018, ad referendum the Annual Shareholders’ meeting to be held in 2019. All according to the material presented which is filed at the Company's headquarters.

(7) Approved the agreement for the supply of services between the subsidiary of the Company, TIM S.A., and Telecom Italia S.p.A., based upon the CAE’s favorable opinion, registered on its meeting held on December 19th, 2018, and according to the material presented which is filed at the Company's headquarters.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto; Alberto Emmanuel Carvalho Whitaker; Herculano Anibal Alves; Mario Di Mauro; Raimondo Zizza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 19th, 2018.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 19, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.